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                             September 19, 2022

       Philippe Krakowsky
       Chief Executive Officer
       The Interpublic Group of Companies, Inc.
       909 Third Avenue
       New York, New York 10022

                                                        Re: The Interpublic
Group of Companies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 8-K Filed
February 10, 2022
                                                            Response dated
September 9, 2022
                                                            File No. 001-06686

       Dear Mr. Krakowsky:

              We have reviewed your September 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 18, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 19

   1. We note your response to comment 1. Please identify "Credit Agreement EBITDA" as a non-GAAP measure or
explain why you do not believe the measure represents a non-
                                                        GAAP measure. Refer to
Item 10(e) of Regulation S-K.
   2. We have reviewed your response to comment 2 but continue to believe that your presentation of
operating expense ratios based on revenue before billable expenses is not appropriate. Please
revise to eliminate the presentation of operating expenses as a percentage of revenues
before billable expenses. Please note that we will not object to
 Philippe Krakowsky
The Interpublic Group of Companies, Inc.
September 19, 2022
Page 2
         your presentation of segment EBITA and segment EBITA margin as a percentage of revenue before billable expenses since this is your segment measure of profitability as long as no totals or subtotals for your combined segment operations are provided.
Form 8-K Filed February 10, 2022
Exhibit 99.1, page E-11

3. We note your response to comment 3 but do not believe your response addressed the concern raised in our comment. Removing the impact of your valuation allowance appears to be an individually tailored income tax recognition method. Please revise your presentation to remove this adjustment or tell us why you believe it is not an individually tailored recognition method. Refer to Question 100.04 of the staff's Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
       You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePhilippe Krakowsky                  Sincerely,
Comapany NameThe Interpublic Group of Companies, Inc.
                                                      Division of Corporation
Finance
September 19, 2022 Page 2                             Office of Trade &
Services
FirstName LastName